UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission file number: 001-38911

CLARIVATE ANALYTICS PLC

(Exact name of registrant as specified in its charter)

Friars House
160 Blackfriars Road
London SE1 8EZ United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Clarivate Analytics Investor Day Conference

As previously announced, Clarivate Analytics Plc (NYSE: CCC, CCC.WS) (the “Company” or “Clarivate”), a global leader in providing trusted insights and analytics to accelerate the pace of innovation, is hosting an Investor Day conference in New York City on November 12, 2019 during which management is providing an update on the business. A replay will be available as a webcast on the Clarivate Analytics Investor Relations website at http://ir.clarivate.com/.

2019 Outlook

On November 12, 2019, Clarivate announced that it reaffirmed its guidance previously announced on November 5, 2019 for the year ending December 31, 2019, and in addition announced that for such year Clarivate expects:

•	Adjusted Free Cash Flow in a range of $100 million to $120 million

In addition, for the year ending December 31, 2019, pro forma for the divestiture of the MarkMonitor brand protection, antipiracy, and antifraud business announced November 5, 2019, as if such divestiture occurred on January 1, 2019, Clarivate expects:

•	Adjusted Revenues in a range of $907 million to $940 million

•	Adjusted EBITDA in a range of $290 million to $310 million

•	Adjusted EBITDA margins in a range of 32% to 33%

•	Adjusted Free Cash Flow in a range of $108 million to $128 million

The above outlook assumes no further currency movements, acquisitions, divestitures, or unanticipated events.

See Exhibit 99.6 for information related to the above non-GAAP financial measures and reconciliations to to financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”).

Announcing 2020 Outlook

On November 12, 2019, Clarivate announced that for the year ending December 31, 2020, Clarivate expects:

•	Adjusted Revenues in a range of $950 million to $970 million

•	Adjusted EBITDA in a range of $330 million to $350 million

•	Adjusted EBITDA margins in a range of 35% to 36%

•	Adjusted Free Cash Flow in a range of $195 million to $210 million

The above outlook assumes no further currency movements, acquisitions, divestitures, or unanticipated events.

See Exhibit 99.6 for information related to the above non-GAAP financial measures and reconciliations to GAAP measures.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management’s current views concerning future business, events, trends, contingencies, financial performance, or financial condition, appear under the headings “2019 Outlook” and “Announcing 2020 Outlook” above. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are difficult to predict and many are outside of our control. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements are more fully discussed under the caption “Risk Factors” in the prospectus Clarivate filed with the U.S. Securities and Exchange Commission (“SEC”) on September 9, 2019, along with our other filings with the SEC. However, those factors should not be considered to be a complete statement of all potential risks and uncertainties. Forward-looking statements are based only on information currently available to our management and speak only as of the date of this Report on Form 6-K. We do not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Please consult our public filings with the SEC or on our website at www.clarivate.com.

No Incorporation by Reference

This Report on Form 6-K and the Exhibits hereto shall not be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-231405).

Exhibits

Furnished as Exhibits 99.1 through 99.5 to this Report on Form 6-K are certain presentations that Company management is delivering at the Investor Day conference on November 12, 2019. Furnished as Exhibit 99.6 to this Report on Form 6-K is information regarding non-GAAP financial measures presented herein.

Exhibit No.	Document Description
99.1	Focus, Simplify, Execute: The Clarivate Way (November 12, 2019)
99.2	Clarivate Technology Group (November 12, 2019)
99.3	The IP Group: Well Positioned for Growth (November 12, 2019)
99.4	The Science Group: Overview and Outlook (November 12, 2019)
99.5	Financial Performance and Capital Strategy (November 12, 2019)
99.6	Information Related to Non-GAAP Financial Measures and Reconciliations to GAAP Measures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLARIVATE ANALYTICS PLC

Date: November 12, 2019	By:	/s/ Richard Hanks
Richard Hanks
Chief Financial Officer

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